SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.

Press Release entitled “Telecomunicações de São Paulo S.A.—Telesp communicates the announcement of Interim Dividend and the payment of Dividend and Interest on the Company’s Net Worth” dated on April 04, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

COMMUNICATES THE ANNOUNCEMENT OF INTERIM DIVIDEND AND THE PAYMENT OF

DIVIDEND AND INTEREST ON THE COMPANY’S NET WORTH

April 04, 2003 (02 pages)

For more information, contact:

Charles E. Allen
TELESP, São Paulo, Brazil
Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.com.br

(São Paulo—Brazil, April 04, 2003)—The Management of Telecomunicações de São Paulo S. A.—Telesp (NYSE: TSP; BOVESPA: TLPP) communicates the announcement of interim dividend and the payment of dividend and interest on the Company’s net worth.

I—INTERIM DIVIDENDS—FISCAL YEAR 2003

In accordance with the resolutions taken by the Board of Directors at the Meeting held on April 04, 2003, ad referendum of the General Shareholders’ Meeting, hereby informs its shareholders that it will grant interim dividends for a total amount of

R$897,000,000.00, according to the table below. The aforementioned intermediary dividends have been declared based on the accumulated earnings as of the last annual financial statements and according to article 28 of the Company’s by-laws and articles 204 and 205 of Law # 6404/76. The shareholders individually registered as such at the end of the day, on April 04, 2003 will be able to receive the dividends. After this date, the shares will be traded as “ex-dividends”.

The payment of said dividends will start on April 23, 2003.

Type of share	Common	Preferred

Amount per lot of 1,000 shares: R$	1.703964277173	1.874360704891 (*)

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws.

In accordance to the single paragraph of the article 28 of the Company’s bylaws, said interim dividends will be charged to the mandatory minimum dividend for the fiscal year 2003, ad referendum, of the General Shareholders’ Meeting that approves the financial statements for the year 2003.

II—INTEREST ON THE COMPANY’S NET WORTH AND COMPLEMENTARY DIVIDENDS—FISCAL YEAR 2002

Telecomunicações de São Paulo S.A.—Telesp informs its shareholders that starting on April 23, 2003, it will pay Dividends and Interests on the Company’s Net Worth approved at the Extraordinary General Shareholders’ Meeting held on March 27, 2003. To the common and preferred shareholders registered as such by the end of the day, on December 23, 2002, the gross dividend amounts to R$585,278,000.00 and after withholding the income tax, its net amount is R$497,486,300.00. To the common and preferred shareholders registered as such by the end of the day, on March 27, 2002, the dividend amounts to R$102,512,875.00 according to the table below.

Interest on the Company’s Net Worth

Common and preferred shares	Immune or Exempt Legal Entities (gross value)	Taxed Legal Entities and Individuals (net value)

Amount per lot of 1,000 shares: R$	1.185751934332	1.007889144182

Interest on the Company’s Net Worth
Type of Shares	Common	Preferred

Complementary Dividends—2002	0.089062518839	0.089062518839
10% Complementary Dividends—2002	—	0.008906251884 (*)
Complement of 10% of the Interim Dividends distributed on October 24, 2002	—	0.068670001447 (*)
Complement of 10% of the IONW declared in 2002	—	0.100788914433 (*)
Amount per lot of 1,000 shares: R$	0.089062518839	0.267427686603

(*)	10% higher than the dividend granted to each common share, in accordance with article 7 of the Company’s bylaws

In accordance to article 9 of the Law # 9249/95 and item V of Instruction # 207/96 of the Comissão de Valores Mobiliários, the value of the IONW was charged, on its net value, to the value of the minimum mandatory dividends related to the corresponding fiscal year in which it was declared.

III—INCOME TAX WITHHOLDING

Pursuant to the current legislation:

1.	Dividends are exempt of Income Tax Withholding, in accordance to Law # 9245/95.
2.	15% of the IONW is withheld for income tax purposes at the time of its credit. There is no income tax for the legal entities that prove their immune or exempt status within the established term.

IV—PAYMENT

1.	Credit to the Brazilian bank account specified by the shareholder.

2.	Shareholders participating in the Stock Exchanges Custody Program will receive through Broker Dealers.

3.	Directly at branches of Banco Real.

V—ADDITIONAL INFORMATION

Dividends not claimed within the period of three years after the date of the beginning of the payment will be forfeited in favor of the company (Federal Law # 6404 of December 15, 1976, Article 287, II, a)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	April 04, 2003	By:	/s/ CHARLES E. ALLEN
Name: Charles E. Allen
Title: Investor Relations Director